MARK N. SCHNEIDER
A PROFESSIONAL CORPORATION
	4764 SOUTH 900 EAST, SUITE 3-C	TELEPHONE: (801) 263-3576
ATTORNEY AT LAW	SALT LAKE CITY, UTAH 84117	FACSIMILE: (801) 685-0949

February 24, 2009

Ethan Horowitz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Bioethics, Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 033-55254-41

Dear Mr. Horowitz:

I have been engaged as legal counsel to Bioethics, Ltd. (the “Company”) in connection with this matter.

As I informed you on Friday, February 20, 2009, the Company has advised me that it only recently received your letter dated January 21, 2009 and that it never received the original comment letter dated December 18, 2008. In response to my call, you immediately faxed me a copy of the December 18, 2008 comment letter. I will review the letter with the Company and assist the Company in providing a response as quickly as practicable.

In light of the foregoing, I respectfully request that you delay or rescind your decision to publicly release correspondence in the manner described in your January 21, 2009 letter.

This will confirm that in responding to your comments, the Company understands that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone me at (801) 263-3576.

Sincerely,

/s/ Mark N. Schneider

Mark N. Schneider

:MNS

cc:	Bioethics, Ltd.